Filed by Falconbridge Limited
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Falconbridge Limited
Commission File No. 1-11284
Forward-Looking Statements This presentation contains forward-looking information about Inco and the combined company after completion of the transactions described herein that are intended to be covered by the safe harbor for "forward-looking statements" provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as "expect(s)", "feel(s)", "believe(s)", "will", "may", "anticipate(s)" and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services and projects; statements regarding business and financial prospects; financial multiples and accretion estimates; statements regarding anticipated financial or operating performance and cash flows; statements regarding expected synergies and cost savings, including the timing, from the proposed combination of the two companies; statements concerning possible divestitures; and statements regarding strategies, objectives, goals and targets. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and are generally beyond the control of Inco, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed and identified in public filings with the U.S. Securities and Exchange Commission ("SEC") made by Inco and include, but are not limited to: the possibility that approvals or clearances required to be obtained by Inco and Falconbridge from regulatory and other agencies and bodies will not be obtained in a timely manner; the possibility that divestitures required by regulatory agencies may not be acceptable or may not be completed in a timely manner; the possibility that the anticipated benefits and synergies and cost savings from the acquisition or related divestitures cannot be fully realized; the possibility that the costs or difficulties related to the integration of Falconbridge's operations with Inco will be greater than expected; the level of cash payments to shareholders of Falconbridge who exercise their statutory dissenters' rights in connection with the expected eventual combination of the two companies; the possible delay in the completion of the steps required to be taken for the eventual combination of the two companies; business and economic conditions in the principal markets for the companies' products, the supply, demand, and prices for metals to be produced, purchased intermediates and substitutes and competing products for the primary metals and other products produced by the companies, production and other anticipated and unanticipated costs and expenses and other risk factors relating to the metals and mining industry as detailed from time to time in Falconbridge's and Inco's reports filed with the SEC. The forward-looking statements included in this presentation represent Inco's views as of the date hereof. While Inco anticipates that subsequent events and developments may cause Inco's views to change, Inco specifically disclaims any obligation to update these forward-looking statements. These forward-looking statements should not be relied upon as representing Inco's views as of any date subsequent to the date hereof. Readers are also urged to carefully review and consider the various disclosures in Inco's various SEC filings, including, but not limited to, Inco's Annual Report on Form 10-K for the year ended December 31, 2004, and Inco's Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2005 and June 30, 2005. Important Legal Information This presentation may be deemed to be solicitation material in respect of Inco's proposed combination with Falconbridge. Inco will prepare and file, if required, a registration statement on Form F-8, containing a share exchange take-over bid circular to be delivered to the shareholders of Falconbridge, and other documents with the SEC. Falconbridge, if required, will file other documents regarding the proposed merger with the SEC. INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to receive the registration statement and Inco's other SEC filings free of charge at the SEC's web site, www.sec.gov or from Inco's media or investor relations departments. Filed by Inco Limited Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Falconbridge Limited Commission File No. 1-11284 Inco Limited Commission File No. 1-1143

Sandra Scott Director, Investor Relations, Inco

Inco offers to acquire Falconbridge conference call and webcast

News release www.inco.com www.falconbridge.com Investor Relations Inco: 416-361-7670 Falconbridge: 416-982-7178

Housekeeping items News media and members of the public included on this webcast on a live, listen-only basis

"This presentation will include projections and other forward-looking statements. While these projections and other statements represent our best current judgement, they are subject to risks and uncertainties that could cause actual results to vary, including the risk factors identified in Inco Limited's and Falconbridge Limited's filings with the U.S. SEC, including filings to be made in connection with Inco's Offer for Falconbridge".

Investor Information This communication is being made in respect of the proposed share exchange takeover bid (the "Offer") by Inco for shares of Falconbridge. In connection with the proposed Offer, Inco will prepare and file with the U.S. Securities and Exchange Commission (the "SEC") a registration statement containing a share exchange take-over bid circular to be delivered to the shareholders of Falconbridge. Inco will be filing other documents regarding the proposed Offer with the SEC and with Canadian securities regulators. INVESTORS ARE URGED TO READ CAREFULLY THE SHARE EXCHANGE TAKE-OVER BID CIRCULAR WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents filed with the SEC free of charge at the SEC's website (www.sec.gov). In addition, documents filed with the SEC by Inco may be obtained free of charge by contacting Inco at 416-361-7511 or from Inco's website, www.inco.com. Filings made by Inco with Canadian regulatory authorities are available at www.sedar.com or from Inco's website, www.inco.com.

"Cautionary note to U.S. investors - The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this presentation, such as "measured", "indicated", and "inferred" "mineral resources", that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 10-K for the year ended December 31, 2004, File No. 1-1143, which may be secured from us, or from the SEC's website at www.sec.gov/edgar.shtml". All website references herein are inactive textual references, and the contents of websites are not part of this document. "This presentation includes certain exploration results. These results and any related mineral reserve estimates, as were included in Inco Limited's 2004 Annual Report to Shareholders and as may be included in our 2005 Annual Report to Shareholders, utilize certain definitions, including "mineral reserve", "proven mineral reserve", "probable mineral reserve", "mineral resource", "indicated" , "measured" and "inferred" mineral resource, in the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by the CIM Council. Nicholas Sheard, Vice President, Exploration, Olivier Tavchandjian, Principal Geologist, Mineral Reserves and Mineral Resources, and Lawrence Cochrane, Director, Mines Exploration, each is an employee of Inco and as a "qualified person" (as defined in National Instrument 43-101, "Standards of Disclosure for Mineral Projects") has supervised the preparation of such estimates as of December 31, 2004 and exploration results, and either directly or indirectly through employees of Inco reporting directly to him, has conducted a comprehensive review and confirmation of the application of the detailed procedures, systems and processes developed and implemented to verify such data. For details relating to key assumptions, parameters, and methods used to estimate our mineral reserves and resources, as well as a general discussion of relevant factors, reference is made to our 2004 Annual Report to Shareholders". Information in this presentation on mineral reserve estimates for Falconbridge Limited and its predecessors are derived from the 2004 Annual Reports to Shareholders of Noranda Inc. and Falconbridge Limited.

Dollar amounts in this presentation are expressed in United States currency unless otherwise stated

Conference Call/Webcast Scott Hand - Chairman & Chief Executive Officer Peter C. Jones - President & Chief Operating Officer Logan Kruger - President Asia/Pacific Ron Aelick - Executive Vice-President, Technical Services Stuart Feiner - Executive Vice-President, General Counsel & Secretary Peter Goudie - Executive Vice-President, Marketing Farokh Hakimi - Executive Vice-President & Chief Financial Officer Inco Derek Pannell - Chief Executive Officer Aaron Regent - President Steve Douglas - Executive Vice-President & Chief Financial Officer Peter Kukielski - Executive Vice-President & Chief Operating Officer Denis Couture - Senior Vice-President, Investor Relations, Communications & Public Affairs Falconbridge

Scott Hand Chairman and Chief Executive Officer, Inco Derek Pannell Chief Executive Officer, Falconbridge

Boards of Directors of Inco and Falconbridge have approved Inco's acquisition of Falconbridge Two companies have entered into a definitive support agreement covering this transaction

Agenda: Strategic Rationale Transaction Overview Financial Highlights Milestones Compelling Value Proposition

World-class, metals and mining company Global leader in nickel Leading copper company Geographically diversified Outstanding nickel and copper growth prospects Strong cash flow; financial strength to grow $350 million annual synergies by the end of 2007 identified to date Immediately significantly accretive Enhanced size and share liquidity

Transaction Summary Structure: Friendly takeover offer recommended by both Inco and Falconbridge boards Consideration: Per Falconbridge Share: Aggregate: Cdn$34 in cash, or 0.6713 share of Inco plus Cdn$0.05 Subject to prorationing Cash: C$2.87 billion Stock: 200.7 million shares Ownership(1): Inco 54% / Falconbridge 46% Name of company: Inco Limited, headquartered in Toronto (1) Fully-diluted basis

Governance/management of new Inco Four Falconbridge directors will join Inco's Board of Directors EVP Integration Ron Aelick Chairman & CEO Scott Hand President Derek Pannell EVP Marketing Peter Goudie EVP & CFO Steve Douglas EVP, Strategy & Corporate Development Aaron Regent Nickel Operations Logan Kruger Copper & Other Metals Operations Peter Kukielski EVP, General Counsel & Secretary Stuart Feiner

1st Qtr 2nd Qtr BHP 50000 Rio 44000 Anglo 43500 CVRD 42000 Alcoa 27800 New Inco 24383 Alcan 18189 Xstrata 17565 Norilsk 15274 Falco 13335 Amplats 12549 Phelps Dodge 12368 Inco 11048 Freeport 11132 Teck Cominco 8753 Grupo Mexico 7285 Impala 6229 Antofagasta 5412 Proforma enterprise value (1) "Enterprise value" means the market capitalization as of October 7, 2005 plus most recently publicly reported net debt Sum of standalone enterprise values based on October 7, 2005 closing prices and net debt as of June 30, 2005. Indicative values only, as at October 7, 2005. Future values could change. World-class, metals and mining company (2) US$Bn 103.6 57.5 55.4 47.1 110.0

World-class, metals and mining company 1st Qtr 2nd Qtr BHP 9000 Rio 8380 Anglo 8090 CVRD 7934 New Inco 3960 350 4310 Alcoa 3625 Norilsk 3157 Xstrata 3100 Phelps Dodge 2729 Alcan 2548 Grupo Mexico 2524 Falco 2268 Freeport 2105 Teck Cominco 1773 Inco 1692 Antofagasta 1436 Amplats 1038 Impala 753 Proforma 2005E EBITDA (1) Earnings before interest, taxes, depreciation and amortization based on First Call consensus median estimates US$Bn 15.0 13.5

? ? ? A larger and more diversified company Leading nickel position Excellent copper position Best operations Best reserves and growth prospects Great, global marketing position ? ? ? ? Existing Operation Development Project Existing Operation Development Project Nickel Copper ? ? Falconbridge Existing Operation Development Project Nickel Inco Zinc ? Existing Operation ? Development Project Aluminum ? Existing Operation ? ? ? ? ? ? ? ? ? ? ? ? ? ? ? ?

Primary East 0.83 Diversified business profile Nickel Copper Aluminum Zinc Precious Metals Other Cobalt East 0.48 0.34 0.09 0.04 0.02 0.03 0.005 Aluminum Nickel Copper Precious Metals 2% Zinc Cobalt & Other 3% Inco Copper 83% Precious Metals Nickel 9% 5% Other 2% Cobalt 1% Pro Forma New Inco Falconbridge Copper Aluminum Nickel Other 2% Zinc 50% 26% 14% 6% 2005(e) revenue Cobalt 2% Primary East 0.26

1st Qtr New Inco* 735 Norilsk 529 Inco 485 BHP Billiton 335 Falco 250 Jinchuan 90 Creating the leading nickel producer 2005(e) Nickel Production (millions of pounds) * Inco and Falconbridge combined Source: Inco; Latest published information from Company reports Standalone Standalone

Expected to climb by 35% to almost a billion pounds of nickel by 2009 PT Inco Manitoba Ontario Voisey's Bay Goro External Feed (millions of pounds of nickel) 05(e) 06(e) 07(e) 08(e) 09(e) EX 78 MD 82 72 65 65 65 PTI 160 165 170 185 200 OD 165 195 201 225 225 VB 110 135 130 130 Goro 0 9 90 115 Falco 250 250 250 250 250 790 830 945 985 735 Source Falconbridge

Diversified, fully-integrated nickel operations Falcondo Manitoba INO - Montcalm INO - Raglan INO - Sudbury Sudbury PT Inco Falconbridge operation Inco operation Falconbridge development property Inco development property ? ? ? ? ? ? Koniambo Goro Voisey's Bay Kabanga Clydach Terrific cost position and ability to grow Inco TNC Korea Nickel Taiwan Nickel Shenyang Kunshan Dalian

Horne Collahuasi Altonorte Lomas Bayas Antamina Sudbury CCR Kidd Creek Falconbridge operation Inco operation Falconbridge development project Frieda River El Morro El Pachon Leading, low-cost copper producer with great growth prospects

Potential to double copper production by 2011 New Inco Millions of pounds of copper 05(e) 11(e) East 250 360 West 1080 2240 North 95% growth 1,330 2,600 Falconbridge Falconbridge Inco

Best nickel and copper growth pipeline World-class opportunities Voisey's Bay Goro 2005 2006 2007 2008 2009 2010 Goro Expansion Pomalaa Beyond 2010 Greenfield Projects Brownfield Projects Sudbury Expansion Pomalaa Expansion Sorowako Limonite Collahuasi Moly Recovery Collahuasi Expansion Lomas Bayas Expansion El Morro Frieda River Koniambo Kabanga El Pachon Nickel Rim Raglan Expansion 1-D Lower Bahodopi Kelly Lake Montcalm Onaping Totten Nickel Development Copper Development Fraser Morgan

Falconbridge brings attractive aluminum and zinc assets... .... as well as additional cobalt and PGM production Lady Loretta Perseverance Huntingdon New Madrid St. Ann Salisbury Newport Gramercy Brunswick Lennard Shelf CEZ Zinc existing operation Zinc development project Aluminum operation Kidd Creek Antamina

$350 million of annual synergies identified to date by both management teams Synergies at operating and corporate levels Significant contribution to 2006 Over 70% run rate achieved by Q1/07 Synergies unique to our two companies Estimate of net present value of synergies is over $2.5 billion after tax, or Cdn$8 per Falconbridge share Best use of Sudbury processing facilities ? increased nickel, copper, cobalt and PGM production Accelerated mine development in Sudbury ? more jobs and investment in the medium and longer term; some necessary short-term rationalization Integration and planning well advanced with dedicated integration teams Synergies are real; they're major and we're organized to get them

Financial strength and flexibility to invest in our growth Fully committed financing for cash portion of transaction Pro-forma information for the six months ended June 30, 2005, before synergies Liquidity* ($ billions) H1 05 05(e) East 513 1252 Cash flow from operations** ($ millions) * Cash less debt due within one year at June 30, 2005; undrawn credit facility capacity: $750 million ** After changes in working capital; pro forma working capital increased by $352 million in the period New Inco Inco H1 05 05(e) East 1060 1574 Inco New Inco

Tremendous financial resources Over longer term should result in a lower cost of capital Focus will remain on maintaining our investment grade ratings

Inco Board of Directors expects a sustainable dividend consistent with capital and growth requirements

Immediate significant accretion* Cash flow Earnings significantly accretive year one neutral year one, significantly accretive year two Net asset value accretive New Inco * Based on current First Call consensus mean estimates

Potential For Multiple Expansion 1 Total Enterprise Value ("TEV") is equal to the market capitalization as at October 7, 2005 plus net debt, minority interest and preferred shares. Source: Bloomberg, First Call. 2 Tier 1 Average includes the following companies: BHP Billiton, Rio Tinto and Anglo American. Tier 2 Average includes the following companies: Xstrata, Phelps Dodge, Falconbridge, Teck Cominco and Inco. Indicative value - P/CF figures are estimates only. Total Enterprise Value vs. P/CF (2006E)1,4

000s tonnes Stock Movements Consumption 1998 45622 1999 42237 2000 59932 2001 78151 10000 2002 5000 99293 2003 132700 10000 2004 10000 161000 2005f 194000 Chinese Nickel Demand and Consumption Growth Consumption Demand 42% 42% 30% 39% 27% 4% 36% 52% 22% China remains key driver of global growth and higher nickel consumption... 6% 2004 2005f Demand 151 194+ Consumption 161 194+ Stock Change -10 0 No hidden demand, low inventories, destocking cannot recur 20%+ 28%+ Industrial Production 11.4% 9.9% 12.6% 17.0% 16.7%e 15.0%

.... and higher copper consumption Intensity of Copper Consumption - 2004 3.0 million MT copper consumed 0 10 20 30 40 50 70 China Japan S. Korea Taiwan Per Capita Cu Consumption (lbs) 7X 11X 60 3X

Expect excellent market fundamentals for both nickel and copper to continue - great projects to meet the growing demand for both metals and the financial and technical power to bring them on Source: Brook Hunt Copper Demand 5,000 10,000 15,000 20,000 25,000 1970 1975 1980 1985 1990 1995 2000 2005 2010 2015 Growth 70-'79 = 3.1% p.a. Growth '90-'04 = 3.1% p.a. (000s MT) Copper demand projected to increase by 3.9% per annum between 2005 and 2015 5,000 10,000 15,000 20,000 25,000 1970 1975 1980 1985 1990 1995 2000 2005 2010 2015 Growth '80-'89 = 2.1% p.a. Growth '05-'15 = 3.9% p.a. (forecast) (000s MT) 400 800 1,200 1,600 2,000 1970 1975 1980 1985 1990 1995 2000 2005 2010 2015 Growth '70-'79 = 3.4% p.a. Growth '92-'04 = 4.0% p.a. Growth 80-'89 = 3.3% p.a. Growth '05-'15 = 5% p.a. (forecast) (000s MT) Nickel Demand 400 800 1,200 1,600 2,000 1970 1975 1980 1985 1990 1995 2000 2005 2010 2015 (000s MT) Nickel demand projected to grow by 5% per annum between 2005 and 2015

Derek Pannell Chief Executive Officer, Falconbridge

A compelling transaction New Inco: Will be leading nickel producer Excellent position in copper Solid operating foundations and marketing network that extends to over 40 countries Strong financial position Exceptional management team Experienced and committed employee base

Acquisition will enhance shareholder value of both companies Falconbridge Board of Directors endorsed this transaction Provides immediate value to Falconbridge's shareholders in the form of a premium

Acquisition will enhance shareholder value of both companies Falconbridge shareholders will have significant ownership in the new Inco with an exciting future Significant additional shareholder value "unlocked" through unique synergies Continues positive momentum for Falconbridge shareholders

Nickel mineral reserve position is a competitive advantage 1st Qtr Inco Pro Forma 8.45 Inco 7.1 Norilsk 5.5 BHP Billiton 4.3 Falco 1.35 Estimated contained nickel in mineral reserves1 (millions of tonnes) Standalone Standalone (1) Estimated proven and probable mineral reserves only

Falcondo Manitoba INO - Montcalm INO - Raglan INO - Sudbury Sudbury PT Inco Falconbridge operation Inco operation Falconbridge development property Inco development property ? ? ? ? ? ? Koniambo Goro Voisey's Bay Kabanga Inco TNC Korea Nickel Taiwan Nickel Shenyang Kunshan Clydach The world's best portfolio of existing and greenfield nickel properties Dalian

Proven and probable copper estimated mineral reserves at December 31, 2004 Inco 236 @ 1.20% Cu Falconbridge* 2,679 @ 0.89% Cu (millions of tonnes) An outstanding copper mineral reserve base * from Noranda's and Falconbridge's 2004 Annual Report to shareholders - assumes 100% ownership of Antamina's and Collahuasi's estimated proven and probable copper mineral reserves and other non-wholly-owned copper projects

Horne Collahuasi Altonorte Lomas Bayas Antamina Sudbury CCR Kidd Creek Falconbridge operation Inco operation Falconbridge development project El Morro El Pachon Frieda River Low-cost, long-life copper assets and operations

2004 Nickel Production and Brook Hunt C1 Cash Cost by Company (Ex. Norilsk, Jinchuan) Cumulative Production (kt) US $/lb New Inco Note: Brook Hunt 2004 forecasts adjusted to reflect most recent Inco estimates for 2004 production by producer. 2004 actual Currency foreign exchange, fuel and metals prices have been used where available. Note: Production costs are weighted average of company operations for own mine source only - do not include purchased feed. CurveDataPoints COST MineName 0 -1120.778 Bar 1.005869 -1120.778 Minera Atacocha 2.011738 -1120.778 Minera Atacocha 2.011738 0 2.011738 -861.4712 4.344721 -861.4712 Zinifex 6.677704 -861.4712 Zinifex 6.677704 0 6.677704 -792.3552 7.856054 -792.3552 Minera Volcan 9.034405 -792.3552 Minera Volcan 9.034405 0 9.034405 -414.9306 10.49848 -414.9306 Minera Colquisiri 11.96255 -414.9306 Minera Colquisiri 11.96255 0 11.96255 -351.9665 13.89112 -351.9665 Kagara Zinc 15.81968 -351.9665 Kagara Zinc 15.81968 0 15.81968 -322.4792 17.0894 -322.4792 Cia Minera Casapalca 18.35913 -322.4792 Cia Minera Casapalca 18.35913 0 18.35913 -210.8772 30.69473 -210.8772 Agnico-Eagle Mines 43.03034 -210.8772 Agnico-Eagle Mines 43.03034 0 43.03034 -202.284 44.40241 -202.284 Tati Nickel 45.77448 -202.284 Tati Nickel 45.77448 0 45.77448 -185.8727 482.6801 -185.8727 RAO Norilsk 919.5857 -185.8727 RAO Norilsk 919.5857 0 919.5857 -180.7538 919.785 -180.7538 Minera Corona SA 919.9844 -180.7538 Minera Corona SA 919.9844 0 919.9844 -147.9912 930.6324 -147.9912 LionOre Mining Intn. Ltd 941.2804 -147.9912 LionOre Mining Intn. Ltd 941.2804 0 941.2804 -74.11761 945.9812 -74.11761 Omnium Nord Africain 950.682 -74.11761 Omnium Nord Africain 950.682 0 950.682 -68.56827 1068.194 -68.56827 INCO 1185.706 -68.56827 INCO 1185.706 0 1185.706 -61.36083 1197.501 -61.36083 Milpo 1209.295 -61.36083 Milpo 1209.295 0 1209.295 -57.88666 1209.439 -57.88666 Coeur d'Alene Mines 1209.582 -57.88666 Coeur d'Alene Mines 1209.582 0 1209.582 -57.88666 1212.887 -57.88666 Pan American Silver Corp 1216.192 -57.88666 Pan American Silver Corp 1216.192 0 1216.192 -53.68361 1239.979 -53.68361 JSC Kaztsink 1263.765 -53.68361 JSC Kaztsink 1263.765 0 1263.765 -29.74015 1263.768 -29.74015 Nor Peru 1263.771 -29.74015 Nor Peru 1263.771 0 1263.771 -25.44113 1352.649 -25.44113 Newcrest Mining 1441.528 -25.44113 Newcrest Mining 1441.528 0 1441.528 -2.416387 1453.084 -2.416387 Industrias Penoles 1464.639 -2.416387 Industrias Penoles 1464.639 0 1464.639 -1.058527 1477.104 -1.058527 Botswana RST 1489.57 -1.058527 Botswana RST 1489.57 0 1489.57 13.22402 1525.824 13.22402 Northgate Exploration 1562.078 13.22402 Northgate Exploration 1562.078 0 1562.078 14.70965 1584.42 14.70965 Northern Orion 1606.761 14.70965 Northern Orion 1606.761 0 1606.761 14.70965 1685.063 14.70965 Wheaton River Minerals 1763.365 14.70965 Wheaton River Minerals 1763.365 0 1763.365 14.70965 1666.664 14.70965 Miramar Mining 1569.963 14.70965 Miramar Mining 2004 Copper Production and Brook Hunt C1 Cash Costs by Company US ¢/lb The new Inco would be at the lower half of the cost curve for both nickel and copper on a relative basis, before achieving synergies from transaction cum prod adjusted C1 Operation production 45.65 0 By-product Ni 45.65 45.65 0 45.65 0.04 49.54 0.04 Nkomati 3.89 49.54 0 49.54 0.77 50.47 0.77 Rio Tuba 0.93 50.47 0 50.47 1.41 70.63 1.41 Tocantins 20.16 70.63 0 70.63 1.42 100.71 1.42 Moa Nickel 30.08 100.71 0 100.71 1.83 118.94 1.83 Loma de Niquel 18.23 118.94 0 118.94 1.86 130.38 1.86 Cosmos 11.44 130.38 0 130.38 1.9 132.49 1.9 Aguablanca 2.11 132.49 0 132.49 2.07 133.4 2.07 Radio Hill 0.91 133.4 0 133.4 2.35 163.4 2.35 Punta Gorda 30 163.4 0 163.4 2.36 170.55 2.36 Bindura Nickel Group 7.15 170.55 0 170.55 2.37 182.07 2.37 Tati Nickel 11.52 182.07 0 182.07 2.46 263.03 2.46 BHP Billiton 80.96 263.03 0 263.03 2.510454762 535.48 2.510454762 NEWCO 272.45 535.48 0 535.48 2.52 541.97 2.52 Codemin (Niquelandia) 6.49 541.97 0 541.97 2.55 650.24 2.55 WMC 108.27 650.24 0 650.24 2.7 658.11 2.7 Lake Johnson Ops 7.87 658.11 0 658.11 2.71 660.32 2.71 Sally Malay 2.21 660.32 0 660.32 2.72 668.26 2.72 Cawse 7.94 668.26 0 668.26 2.94 673.6 2.94 Fortaleza 5.34 673.6 0 673.6 2.95 683.51 2.95 Silver Swan 9.91 683.51 0 683.51 2.96 712.51 2.96 Murrin Murrin 29 712.51 0 712.51 3.16 772.51 3.16 SLN - Doniambo 60 772.51 0 772.51 3.48 780.56 3.48 PT Aneka - Pomaala 8.05 780.56 0 780.56 3.51 793.06 3.51 Nicaro 12.5 793.06 0 793.06 3.65 811.56 3.65 Larco - Larymna 18.5 811.56 0 811.56 3.68 824.46 3.68 Selebi-Phikwe 12.9 824.46 0 824.46 3.75 837.15 3.75 Nippon Yakin - Oheyama 12.69 837.15 0 837.15 3.91 858.85 3.91 Sumitomo - Hyuga 21.7 858.85 0 858.85 4.12 895.85 4.12 Pamco - Hachinohe 37 Falconbridge Inco

Excellent cash flow generation Stronger, more diverse economic and geographic platform Lady Loretta Perseverance Huntingdon New Madrid St. Ann Salisbury Newport Gramercy Brunswick Lennard Shelf CEZ Zinc existing operation Zinc development project Aluminum operation Kidd Creek Antamina We'll become a leading cobalt producer; the world's third largest producer of zinc as well as supplying 10% of U.S. demand for aluminum

? ? Falconbridge Refinery ? Inco Refinery ? We will have processing facilities around the world - with the ability to enhance efficiencies Global market focus and product diversification give us great flexibility to shift nickel to applications and places where demand is stronger Note: Assumes disposition of Falconbridge's Nikkelwerk refinery in Norway

Annual pre-tax synergies at a run rate of $350 million by year-end 2007 - with over 75% achieved by end of Q1/07 70% operational synergies - $240 million 30% overhead synergies - $110 million

Three main focuses for operational synergies - $240 million annual pre-tax run rate by end of 2007 Feed flow optimization Cost and other improvements Maximizing throughput $120 90 30 $240 million Operational synergies

Inco's Coleman/ McCreedy East Mine - higher copper and PGM content feeder causes variability in Inco's mill Falconbridge's Mill Inco's Mill Falconbridge's Thayer-Lindsley Mine nickel content consistent with other mines in area Freight $3.30 per tonne 400 k tonnes/year ore 1,800 k tonnes/year ore Results Save on freight cost Sudbury Basin Feed flow optimization means mixing and matching Falconbridge processing facilities with Inco feeds - and vice versa Before After After Reduce feed variability Improve mill recoveries (example above over $7 million per year)

Feed flow optimization Horne Collahuasi Lomas Bayas Antamina CCR Kidd Creek Inco Sudbury Before After Reconfigure Clarabelle mill processing circuit to produce copper concentrate to feed Falconbridge's Kidd Creek smelter Benefits to new Inco: Increases nickel smelting capacity and nickel production while avoiding capital expenditures that would otherwise be required Reduces working capital Reduces freight charges

Cost and other improvements - estimated $90 million a year Creation of more efficient, productive and competitive operations in Sudbury Streamline procurement practices and gain economies of scale One-time working capital reduction Rationalize Sudbury support and services group by 100-to-150, many may be possible through attrition

Maximizing throughput - matching assets to processes and feeds km 5 0 Inco's Coleman/ McCreedy East Mine Economics of Falconbridge's Fraser Morgan Mine significantly improved due to proximity to and ability to share infrastructure with Inco's Coleman/McCreedy East Mine Coleman/McCreedy East could avoid $15 million of capital by using Falconbridge's ventilation system Sudbury Basin Falconbridge's Fraser Morgan Mine Inco's Coleman/ McCreedy East Mine Falconbridge's Fraser Morgan Mine Inco road Falconbridge road Falconbridge's Strathcona Mill

Potential to push synergies beyond the $350 million a year level

Falconbridge is ready for this transaction Over the past few years we've: Refinanced Noranda Started up and expanded two world-class copper mines Discovered Falconbridge's best nickel orebody Integrated aluminum assets Expect all-time record nickel output in 2005 Brought Noranda and Falconbridge together Maintain and improve this positive momentum by joining with Inco

Promising future for the new Inco Global leader in nickel Leading copper company Geographically diversified Outstanding nickel and copper growth prospects Strong cash flow; financial strength to grow $350 million annual synergies by end of 2007 identified to date Immediately significantly accretive Enhanced size and share liquidity

Scott Hand Chairman and Chief Executive Officer

Next steps Regulatory clearances needed from authorities in Canada, US and European Union - expect to be completed in three months Inco prepared to divest Falconbridge's Nikkelverk refinery and certain related marketing organizations to expedite approval process, as a post-transaction event Divestiture, if required, could happen through sale, IPO or distribution of shares to new Inco holders in company formed to own and operate assets If required, Inco would provide refinery - on an arms-length basis - with intermediate product to meet forecast needs

Transaction Timeline October 11 Public announcement of transaction Mailing of the circular to Falconbridge shareholders Completion of tender offer Conditional on 2/3 acceptances by Falconbridge shareholders Subject to applicable governmental and regulatory approvals Expected closing Q1 2006 Early 2006 Late October

Clear, Focused Integration Plan Friendly transaction Comprehensive mutual due diligence completed Integration planning well advanced with dedicated execution team Keep focus on best practices and maximizing performance of existing core business Build a new Inco from best of both worlds: swiftly, surely and strategically

New Inco will remain committed to fundamental values both companies hold and live by Continued value creation for our shareholders Dedication to safety Respect for the environment Support for the communities in which we operate Ensuring a workplace that shows consideration for employees, encourages them to pursue best practices and offers them opportunities to thrive in a growing company

Inco will be the metals and mining company of choice for both investors and employees Enhancing our ability to attract best and brightest in our industry